Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, November 25 2015

Blue Nation Review & True Blue Media, LLC Transaction

Highlights

• Blue Nation Review sold to True Blue Media, LLC, a company previously wholly owned by David Brock, founder of U.S. progressive media group “Media Matters” in exchange for a 20% interest

MOKO Social Media Limited (NASDAQ: MOKO - ASX: MKB) announces that its political commentary platform, Blue Nation Review, will be sold to True Blue Media, LLC, a newly-formed company currently wholly owned by David Brock, founder of Media Matters, a U.S. progressive-based research and information center.

Media Matters was founded in 2004 by David Brock, who also founded the Super PACs “Correct the Record” and “American Bridge”. Hillary Clinton advised Media Matters in its early stages out of a belief that progressives should follow conservatives in forming think tanks and advocacy groups to support their political goals. According to the New York Times, Media Matters "helped lay the groundwork" for Hillary Clinton's 2016 presidential campaign.

All Blue Nation Review employees and assets will transfer over to True Blue Media under the strategic editorial vision of BNR Editor-at-Large Jimmy Williams. The terms of the transaction grant MOKO a 20% equity stake in the True Blue Media, with David Brock holding the 80% equity balance.

MOKO Social Media Chairman, Greg McCann, said “We are very happy with this transaction as the new company will be better able to grow BNR’s influence and our retained equity holding will provide MOKO with a valuable upside opportunity.”

The sale is the result of a strategic decision by MOKO to focus on MOKO’s core student division, as announced in the Chairman’s Annual Review on September 30, 2015.

For more information contact: U.S.: Jed Latkin 917-957-4987 jed.latkin@mokosocialmedia.com

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for high value, niche user groups including students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. Within its student space, MOKO is a mobile leading U.S. college intramural and recreational sports platform. Agreements with the largest college and high school sports data providers in the U.S. grant MOKO exclusive access to provide its award-winning app REC*IT, and BigTeams powered by REC*IT, to over 1,100 U.S. colleges, representing approximately 50% of the U.S. college population, and to over 4,400 U.S. high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note
This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements
This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.